NO ACT

12-24-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



09004188

Received SEC
FEB 19 2009
Washington, DC 20549

February 19, 2009

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-19-09

Re: Bristol-Myers Squibb Company
Incoming letter dated December 24, 2008

Dear Ms. Goodman:

This is in response to your letter dated December 24, 2008 concerning the shareholder proposals submitted to Bristol-Myers by Nick Rossi. We also have received letters on the proponent's behalf dated January 9, 2009 and February 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 6 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 19, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 24, 2008

The first proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Bristol-Myers' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings, and further provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."

The second proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Bristol-Myers' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings, and further provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

There appears to be some basis for your view that Bristol-Myers may exclude the first proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which Bristol-Myers relies.

We are unable to concur in your view that Bristol-Myers may exclude the second proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bristol-Myers may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bristol-Myers may exclude the second proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bristol-Myers may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bristol-Myers may exclude the second proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bristol-Myers may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely

Julie F. Bell
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Bristol-Myers Squibb Company (BMY)
Rule 14a-8 Proposal by Nick Rossi
Special Shareholder Meetings

Ladies and Gentlemen:

This further responds to the December 24, 2008 no action request regarding this rule 14a-8 proposal (emphasis added):

[BMY: Rule 14a-8 Proposal, October 25, 2008, Modified November 24, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of *Nick Rossi*

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy (FE)	67%	Chris Rossi

Marathon Oil (MRO) 69% Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –

Yes on 3

Notes:

Nick Rossi *** FISMA & OMB Memorandum M-07-16 *** **sponsored this proposal.**

The following precedents were in regard to rule 14a-8 proposals with the same key resolved text as the above proposal:

Allegheny Energy, Inc. (January 15, 2009)
Bank of America Corporation (February 3, 2009)
Baker Hughes Inc. (January 16, 2009)
Burlington Northern Santa Fe Corporation (January 12, 2009)
Home Depot (January 21, 2009)
Honeywell International Inc. (January 15, 2009)
Morgan Stanley (February 4, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Wyeth (January 28, 2009)

It is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Nick Rossi

Sandra Leung <sandra.leung@bms.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bristol-Myers Squibb Company (BMY) Nominal Requestor
Rule 14a-8 Proposal by Nick Rossi according to Company Exhibit
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the defective company December 24, 2008 no action request for the nominal requestor, Bristol-Myers Squibb Company (BMY), regarding the rule 14a-8 proposal identified as the proposal of Nick Rossi in the requestor/company company exhibits and yet identified prominently in the title of the no action request as the proposal of another person. The company exhibit is attached.

Thus this no action request is moot because of the company failure to properly identify the proposal consistent with the company exhibit. The company appears to address a non-existent proposal improperly identified by the company with the name of another person. The attached proposal clearly states that the proposal is the proposal of Nick Rossi.

The company misidentification of the proponent and/or false claim of a co-sponsor of the proposal which is inconsistent with the company exhibits, additionally creates the ambiguity that the company simply seeks to remove a purported co-sponsor of a rule 14a-8 proposal. The company should not be allowed to benefit by creating confusion.

The company could cure its inconsistency by withdrawing its exhibits of the proposal (attached).

The outside firm put its unclean trade-mark on this no action request by applying grayscale or tire-tread marks to a large number of the proponents' documents (as it has done at other companies) to make them more tedious to read compared to the bright white copies of the company papers.

The text of Nick Rossi's proposal states (emphasis added):

[BMY: Rule 14a-8 Proposal, October 25, 2008, Modified November 24, 2008]
3 – Special Shareowner Meetings
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent

permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of *Nick Rossi*

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	***55%***	***Emil Rossi (Sponsor)***
International Business Machines (IBM)	***56%***	***Emil Rossi***
Merck (MRK)	***57%***	***William Steiner***
Kimberly-Clark (KMB)	***61%***	***Chris Rossi***
Occidental Petroleum (OXY)	***66%***	***Emil Rossi***
FirstEnergy (FE)	***67%***	***Chris Rossi***
Marathon Oil (MRO)	***69%***	***Nick Rossi***

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The company's speculative misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is only to ask the individual

board members to take action in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal to back up its speculative misinterpretations in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of rule 14a-8 proposals.

The company claims this phrase is relevant to its claim: "Such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles."

The company does not explain why it does not alternatively back up its (i)(3) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of shareholder proposals on established topics, such as declassifying the board, are principally directed to the members of the board in their capacity as individual shareholders.

Thus the well-established type 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same company concept in its no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and yet it is limiting this request and calling for the board to only act in the capacity of individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

The company's citing of 2008 proposals with text about "no restriction," which is not used in the 2009 rule 14a-8 proposal, appears to be a company attempt to confuse the word "exception" with the old "no restriction" wording. An "exception" is vastly different and an exception in the context of this proposal could be a company device to hamstring an apparent shareholder right to call a special meeting, while the "no restriction" text from 2008 could be viewed as an unlimited right by shareholders.

Shareholders should not be denied the opportunity to vote on this topic in 2009. The following resolved text, which was excluded in 2008 at some companies as the company notes, nonetheless received 39% to 48% support at five major companies in 2008:
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard

allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company (i)(2) objection appears to be dependent on unqualified acceptance of its (i)(3) objection and hence gratuitous.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(3) and (i)(2) objections which are based on the false theory that rule 14a-8 proposals typically request that board members take action as private shareholders.

The outside opinion appears to be to be dependent on unqualified acceptance of the company's (i)(3) objection.

The company has not cited one precedent where a modified proposal, such as this November 24, 2008 rule 14a-8 proposal which was submitted before the proposal due date, was excluded solely as untimely.

And the company has not claimed that companies correspondingly are only allowed one-shot at forwarding a management opposition statement to a rule 14a-8 proposal. Not only are companies apparently allowed to keep revising their management opposition statements, the submittal of revisions 10 to 20 days late is accepted.

In the context of shareholder and management deadlines, it is not consistent to cut off changes to 500-word rule 14a-8 proposals prior to a due date. Shareholders can change their proxy votes prior to the ballot due date and furthermore companies can lobby shareholders to change their votes prior to the ballot due date.

In a environment in which companies have a long history as sticklers for accuracy, it makes no sense to lock-in shareholder proposal text weeks before the rule 14a-8 deadline.

If shareholders cannot revise their rule 14a-8 proposals before the due date, then companies should in fairness not be able to revise their no action requests. If there is a clear no-revision rule for shareholder proposals then there should be a clear no-revision rule for no action requests unless the proponent accepts the company revision or supplement.

Companies which have been aggressive in submitting no action request have accepted proposals modified before the proposal due date and which were enhanced by the modification.

It would be against good public policy to disallow changes in text especially if a company had a vast reversal in fortune (positive or negative) between the first rule 14a-8-proposal submittal and a timely modified submittal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Nick Rossi

Sandra Leung <sandra.leung@bms.com>

[BMY: Rule 14a-8 Proposal, October 25, 2008, Modified November 24, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:

Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

AS SUBMITTED

[BMY: Rule 14a-8 Proposal, October 25, 2008, Modified November 24, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69% support (based on 2008 yes and no votes) at the following companies:

Company	Support	Proponent
Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –

Yes on 3

Notes:

Nick Rossi *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

UNCLEAN COMPANY COPY

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 24, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bristol-Myers Squibb Company; Stockholder Proposal of John Chevedden (Rossi)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") under the name of Nick Rossi as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and his nominal proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance

(the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal[1] states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

---

[1] On October 25, 2008, the Company received the original version of the Proposal from the Proponent. On November 24, 2008, the Company received an "updated" version of the Proposal from the Proponent, which sought to revise the language of the resolution and supporting statement from the original version of the Proposal. Pursuant to the guidance provided in Staff Legal Bulletin No. 14 (Jul. 13, 2001), the Company has chosen not to accept the Proponent's revisions, and this letter will address the original version of the Proposal.

If, for any reason, the Staff believes it appropriate to consider the "updated" version of the Proposal, we believe that such version of the Proposal also may properly be excluded from the 2009 Proxy Materials for all of the reasons set forth herein, except for those reasons that rely upon Interpretation 1 (as defined below) of the second sentence of the Proposal because the "updated" version of the Proposal is not susceptible to such interpretation. Therefore, we respectfully request that the Staff concur that it will take no action if the Company excludes the "updated" version of the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law, Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

BASES FOR EXCLUSION

We believe that the Proponent does not satisfy the ownership requirements of Rule 14a-8(b) for the reasons addressed in a separate no-action request submitted concurrently herewith and, accordingly, that the Proposal is excludable on that basis. In addition, we believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of stockholder proposals, including proposals requesting amendments to a company's certificate of incorporation or bylaws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite"); *Peoples Energy Corp.* (avail. Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the certificate and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In

fact, the Staff has concurred that numerous stockholder proposals submitted by the Proponent requesting companies to amend provisions regarding the ability of stockholders to call special meetings were vague and indefinite and thus could be excluded under Rule 14a-8(i)(3). *See Raytheon Co.* (avail. Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail. Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Dow Chemical Co.* (avail. Jan. 31, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail. Jan. 30, 2008); *Pfizer Inc.* (avail. Jan. 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 28, 2008).

Moreover, the Staff has on numerous occasions concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a stockholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" as "vague and indefinite").

In the instant case, neither the Company nor its stockholders can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's board of directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only." However, the bylaw or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of stockholders.[2] Thus, the bylaw or charter text requested in the first sentence

---

[2] The clause in the second sentence that, effectively, would allow any "exception or exclusion conditions" required by any state law to which the Company is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition

of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal, and accordingly, neither the Company nor its stockholders know what is required.[3]

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications, Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3). *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for stockholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only stockholders holding 10% of the Company's stock have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no "exception or exclusion conditions." In fact, the Proposal creates more confusion for stockholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Furthermore, the second sentence of the Proposal is itself so vague and ambiguous that it is impossible to ascertain what the Proposal requires. That sentence provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." Any attempt to comprehend this provision results in at least two reasonable interpretations:

- **Interpretation 1:** "such bylaw and/or charter text will [(i)] not have any exception or exclusion conditions (to the fullest extent permitted by state law)

called for in the first sentence is not required by Delaware law, under which the Company is incorporated.

[3] Evidence of this confusion can be seen in the alternative ways that requirements of the Proposal have been interpreted by other companies receiving the same Proposal. *See, e.g., Verizon Communications Inc.* (incoming No-Action request, filed Dec. 15, 2008) (interpreting the limitation on "exception or exclusion conditions" to apply to procedural and notice provisions); *Home Depot, Inc.* (incoming No-Action request, filed Dec. 12, 2008) (interpreting the limitation on "exception or exclusion conditions" to apply to the subject matter of special meetings); *Burlington Northern Santa Fe Corp.* (incoming No-Action request, filed Dec. 5, 2008) (same as *Home Depot*).

applying to shareowners only and meanwhile [(ii)] not apply to management and/or the board"; or

- **Interpretation 2**: "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) [(i)] applying to shareowners only and meanwhile [(ii)] not apply[ing] to management and/or the board."

Interpretation 1, which requires the least editing to eliminate ambiguity, would require that any bylaw and/or charter text adopted to provide 10% stockholders the ability to call a special meeting not apply to stockholders who are members of "management and/or the board." That is, it would exclude members of management and/or the board from being among the 10% stockholders who could call a special meeting. Interpretation 2 would require that any "exception or exclusion conditions" applied to stockholders in the bylaw and/or charter text also be applied to "management and/or the board." Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability of stockholders to call a special meeting, Interpretation 2 would require that the same condition be applied to the Company's board.

The Staff frequently has concurred with the exclusion of proposals similarly susceptible to multiple interpretations as vague and indefinite because the company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). More recently, in *Ford Motor Co.* (avail. Feb. 27, 2008), the proposal requested a report on efforts to increase fuel economy "such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles." The proposal was susceptible to multiple interpretations, ranging from international advocacy for a boycott of oil from the Middle East to recommendations for the design of indicator lights in Ford vehicles, and the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the Company . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also*

Boeing Corp. (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is both self-contradictory and, with respect to the second sentence, subject to alternative interpretations. Moreover, neither the Company's stockholders nor its board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth in the legal opinion regarding Delaware law attached hereto as Exhibit B (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of *either* interpretation of the Proposal (as discussed above) would cause the Company to violate the Delaware General Corporation Law (the "DGCL").

Under Interpretation 1, the Proposal requests that the Company's board adopt bylaw and/or charter text giving holders of 10% of the Company's shares the ability to call a special stockholder meeting, unless such holders are members of management and/or the board. However, as discussed in the Delaware Law Opinion, doing so would "violate Delaware law because it would discriminate among holders of the same class of stock of the Company." Under Section 211(d) of the DGCL and the "doctrine of equal treatment," once the right to call a special meeting is granted to stockholders, all stock of the same class must be treated equally with respect to that right. Yet, the Proposal seeks to create such inequality by requesting that the ability of stockholders to call a special meeting "not apply to management and/or the board," even if they otherwise satisfied the 10% stockholder standard. Thus, as supported by the Delaware Law Opinion, implementation of Interpretation 1 of the Proposal would cause the Company to violate state law because the Proposal would exclude stockholders who were members of management and/or the board from among those 10% stockholders who would be authorized to call a special meeting.

Under Interpretation 2, the Proposal requests that any "exception or exclusion conditions" applied to stockholders in the bylaw and/or charter text giving stockholders the ability to call a special meeting also be applied to "management and/or the board." However, as discussed in the Delaware Law Opinion, doing so would "violate Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the Delaware General Corporation Law." Section 211(d) of the DGCL provides that "[s]pecial meetings of the stockholders may be called

by the board of directors," without any means to limit or restrict such power in a company's bylaws or otherwise. Yet, the Proposal requests both that the ability of stockholders to call special meetings be conditioned upon holding 10% of the Company's shares and that such condition be applied to "management and/or the board." Thus, as supported by the Delaware Law Opinion, implementation of Interpretation 2 of the Proposal would cause the Company to violate state law[4] because the Proposal requests the imposition of "exception or exclusion conditions" on the unrestricted power of the Company's board to call a special meeting.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of stockholder proposals that requested the adoption of a bylaw or certificate amendment that if implemented would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporations Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in DGCL Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every stockholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors); *see also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring stockholder approval be approved by a simple majority vote of stock since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding stock on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting

---

[4] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no "exception or exclusion conditions" not required by state law) and highlights the conflict between the first and second sentences of the Proposal discussed in Section I above. The language does not limit the exception and exclusion conditions that would "apply to management and/or the board." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the Delaware Law Opinion, there is no extent to which the exception and exclusion condition included in the Proposal is permitted by state law. This ambiguity is yet another example of why, as set forth in Section I above, the Proposal can be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Company's stockholders would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, stockholder meetings).

The Proposal either (a) requests that the ability of stockholders to call a special meeting be limited to those stockholders who are not members of "management and/or the board" or (b) requests that any "exception or exclusion conditions" applied to the ability of stockholders to call a special meeting also be applied to "management and/or the board." However, Delaware law requires that the Company not discriminate among stockholders of the same class of shares and provides the Company's board unrestricted power to call a special meeting, neither of which can be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Delaware Law Opinion, implementation of either interpretation of the Proposal would cause the Company to violate applicable state law.

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal, and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *Boeing Co.* (avail. Feb. 19, 2008); *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section I above, the Proposal is vague and indefinite in numerous respects. Most significantly, the Proposal is internally inconsistent and requests that the Company's board take the impossible actions of both (a) adopting a bylaw containing an exclusion condition and (b) not including any exclusion conditions in such bylaw. Furthermore, because the Proposal is susceptible to multiple, reasonable interpretations, the Company's board cannot know what actions must be taken to implement the Proposal as envisioned by the stockholders. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

As discussed in Section II above, regardless of how the Proposal is interpreted, its implementation would violate the DGCL. Specifically, Delaware law requires that the Company not discriminate among stockholders of the same class of stock and provides the Company's board unrestricted power to call a special meeting, neither of which can be altered by the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded

under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,



Amy L. Goodman

ALG/rmm

Enclosures

cc: Sandra Leung, Bristol-Myers Squibb Company
John Chevedden
Nick Rossi

100573044_4.DOC

EXHIBIT A

From:	olmsted***FISMA & OMB Memorandum M-07-16***
Sent:	Sunday, October 26, 2008 12:01 AM
To:	Sandra Leung
Cc:	Sonia Vora
Subject:	Rule 14a-8 Proposal (BMY)
Attachments:	CCE00001.pdf



CCE00001.pdf (235 KB)

Please see the attachment.

Sincerely,
John Chevedden

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. James D. Robinson
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Mr. Robinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
PH: 212 546-4000
PH: 212 546-4260
FX: 212 605-9622
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538

[BMY: Rule 14a-8 Proposal, October 25, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69% support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16***

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

From: olmsted ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 24, 2008 9:13 PM
To: Sandra Leung
Cc: Sonia Vora
Subject: Rule 14a-8 Proposal (BMY) SPM

Attachments: CCE00011.pdf



CCE00011.pdf (225 KB)

ear Ms. Leung,
Please see the attachment.
Sincerely,
John Chevedden

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. James D. Robinson
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

MODIFIED NOV [illegible], 2008

Rule 14a-8 Proposal

Dear Mr. Robinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

[illegible] [illegible]

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
PH: 212-546-4000
PH: 212-546-4260
FX: 212-605-9622
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538
FX: 609/897-6217

[BMY: Rule 14a-8 Proposal, October 25, 2008, Modified November 24, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69% support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi ***FISMA & OMB Memorandum M-07-16***

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.



Sonia Vora
Senior Counsel and Assistant Corporate Secretary

777 Scudders Mill Road, Plainsboro, NJ 08536
Tel 609-897-3538 Fax 609-897-6217
sonia.vora@bms.com

November 6, 2008

VIA EMAIL

Mr. John Chevedden
Email: FISMA & OMB Memorandum M-07-16***

RE: Stockholder Proposal of Nick Rossi

Dear Mr. Chevedden:

On behalf of Bristol-Myers Squibb Company, I acknowledge receipt by email on October 26, 2008 of the stockholder proposal of Nick Rossi relating to special shareowner meetings.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, kindly provide to me proof of ownership of Bristol-Myers Squibb securities in excess of $2,000. You may fax this information to me at 609-897-6217. Per the Rule, please provide this information within 14 days from the date you receive this letter.

Very truly yours,

Sonia Vora
Senior Counsel & Assistant
Corporate Secretary

From:	olmsted***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, November 07, 2008 1:52 AM
To:	Sonia Vora
Cc:	Sandra Leung
Subject:	Rule 14a-8 Broker Letter (BMY)
Attachments:	CCE00012.pdf



CCE00012.pdf (167 KB)

Dear Ms. Vora,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

5558 Round Barn Blvd. #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

Post-it® Fax Note 7671	Date 11-6-08	# of pages ▶
To Sonia Vora	From John Chevedden	
Co./Dept.	Co.	
Phone #	***FISMA & OMB Memorandum M-07-16***	
Fax # 609-897-6217	Fax #	

November 5, 2008

Nick Rossi
FISMA & OMB Memorandum M-07-16

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account on the respective dates:

November 3, 2008
16.00 1 oz coins Platinum American Eagle

April 2, 2008
1000 shares HSBC HOLDINGS PLC SPON ADR NEW8.125%

May 16, 2002
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
600 shares Bethlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,652 shares Fortune Brands Inc. received 388 ACCO Brands Corp. spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR, company bought out/eliminated this holding
452 shares Bank of America Corp. bought an additional 248 shares on 11-26-2003
2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp. bought by Whirlpool Corp. 4-1-2006, now owns 95 shares Whirlpool Corp.
1,000 shares UIL Holdings Corp. 5 for 3 split on 7-3-2006
Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
500 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split

Investments and services are offered through Morgan Stanley & Co. Incorporated, member SIPC

-Now owns 3,000 shares
580 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 460 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Iberdrola SA Spon ADR
600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS 6-24-2006 9 for 5 split
-Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,064 shares SBC communications, renamed AT&T [illegible]
90 shares Neenah Paper Inc., Spun off from Kimberly Clark 11-30-2004

August 16, 2002
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

On May 23, 2002 Nick found him into the same account the following:
200 shares Safeway Inc. Com. New
10,000 par value USG Bonds 6.50% due 8-1-2005 sold 6-10-2004 eliminated this holding
1,000 shares Bristol Myers Squibb Co. 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003 500 shares Bristol Myers Squibb Co. was purchased on April 2, 2004
1,000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1,000 shares of Bristol Myers Squibb Co. sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Repsol NY ADR
Deposited 5-16-2002 1,436 shares
Reinvested Dividends 5-13-2003 37 shares
Reinvested Dividends 9-21-2005 28 shares
Reinvested Dividends 9-21-2006 24 shares
Reinvested Dividends 5-4-2007 24 shares
Reinvested Dividends 8-14-2007 23 shares
Reinvested Dividends 5-23-2008 28 shares
-Now owns 1,656 shares
600 shares of Merck & Co. purchased 10-6-2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased [illegible] 2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc. Del. Class A
800 shares Safeway Inc. Com. New purchased 1-5-2005
600 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2008 additional 500 shares purchased on 4-21-2008
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S. Christensen
Financial Advisor

Investments and services are offered through Morgan Stanley & Co. Incorporated, member SIPC

EXHIBIT B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 16, 2008

Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Re: **Stockholder Proposal Submitted By John Chevedden**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Bristol-Myers Squibb Company, a Delaware corporation (the "Company"), by John Chevedden (the "Proponent"), under the name of Nick Rossi as his nominal proponent, for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, and (ii) whether the Proposal is a proper subject for stockholder action under Delaware law.

I. The Proposal.

The Proposal asks the board of directors of the Company (the "Board") to take the steps necessary to amend the bylaws of the Company and "each appropriate governing document to give holders of 10% of ... [the] outstanding common stock [of the Company] ... the power to call special shareowner meetings" and further asks that "such bylaw and/or charter text will not have any exception or exclusion conditions ... applying to shareowners only and meanwhile not apply to management and/or the board." In its entirety, the Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to

> shareowners only and meanwhile not apply to management and/or the board.[1]

II. Summary.

The Proposal is susceptible to at least two different interpretations. The first interpretation would require that any bylaw or charter provision allowing stockholders owning at least 10% of the Company's common stock to call a special meeting not apply to stockholders who are members of "management and/or the board" (such stockholders, "Inside Stockholders"). As a result, Inside Stockholders would be prohibited from exercising the same rights accorded to other stockholders. Insofar as the Proposal is interpreted in this manner, it would, if implemented, violate Delaware law because it would discriminate among holders of the same class of stock of the Company. The basis for this opinion is set forth in Section III.A of this letter.

The second interpretation of the Proposal would require that any "exception or exclusion condition" applied to stockholders in the bylaw or charter provision also be applied to "management and/or the board."[2] As a result, the Board would be prohibited from calling a special meeting unless it satisfied the 10% stock ownership condition called for in the first sentence of the Proposal. Insofar as the Proposal is interpreted in this manner, it would, if implemented, violate Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the Delaware General Corporation Law (the "DGCL"). The basis for this opinion is set forth in Section III.B of this letter.

For the foregoing reasons, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Section IV of this letter, the Proposal is not a proper subject for stockholder action under Delaware law.

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1 A longer supporting statement, not relevant to our opinion, accompanies the Proposal.

2 We understand that the Company has received a slightly modified version of the proposal that would eliminate the ambiguity inherent in the Proposal and leave the Proposal susceptible only to this second interpretation. As discussed in Section III.B of this letter, we believe the implementation of a proposal subject only to this interpretation, by itself, would violate Delaware law.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. Delaware Law Prohibits Discrimination Among Holders Of The Same Class Of Stock.

It is a fundamental rule of Delaware law that shares of the same class of stock are equal, and that the holders of such shares have the same rights on a pro rata basis. Although the Delaware statute recognizes an exception to this rule to the extent that a certificate of incorporation specifies the *voting* rights of holders on other than a pro rata basis (for example, basing the per share voting right of a stockholder on the total number of shares owned by such holder), neither the statute nor the case law recognizes such an exception concerning the right to call special meetings.

The right to call special meetings is set forth in Section 211(d) of the DGCL, which allows a corporation's certificate of incorporation or bylaws to authorize a "person or persons" to call special meetings of stockholders:

> Special meetings of the stockholders may be called by the board of directors *or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws*.

8 *Del. C.* § 211(d) (emphasis added).[3] Importantly, any charter or bylaw provision relating to special meetings must not be contrary to law. *See* 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation."); *id.* § 102(b)(1) (authorizing a charter to include provisions "regulating the powers of the . . . stockholders," but expressly stating that such provisions may not be "contrary to the laws of this State"). The Delaware Supreme Court has interpreted this requirement to mean that, in addition to not "facially violat[ing]" any provision of the DGCL, a provision may not "violate any common law rule or precept." *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 238 (Del. 2008); *see also Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 843-44 (Del. Ch. 2004) (stating that the term "contrary to the laws of this state," as used in Section 102(b)(1), means a provision that "transgress[es] a statutory enactment or a public policy settled by the common law or implicit in the General Corporation [law] itself") (citations and internal quotations omitted).

Because the Proposal would exclude some holders of the Company's common stock from the group of stockholders with the right to call special meetings, the Proposal would be inconsistent with the "doctrine of equal treatment." This doctrine is a basic rule against discrimination, requiring that shares of stock of the same class be accorded equal and identical

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[3] The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

rights, regardless of the identity of the holder. *See, e.g., In re Sea-Land Corp.*, 642 A.2d 792, 299 n.10 (Del. Ch. 1993) ("It has long been acknowledged that absent an express agreement or statute to the contrary, all shares of stock are equal."); *Jedwab v. MGM Grand Hotels, Inc.*, 509 A.2d 584, 593 (Del. Ch. 1986) ("At common law and in the absence of an agreement to the contrary all shares of stock are equal."); *Penington v. Commonwealth Hotel Const. Corp.*, 155 A. 514, 520 (Del. Ch. 1931) (same).[4]

Insofar as the Proposal prohibits the recognition of shares held by Inside Stockholders for purposes of any bylaw or charter provision authorizing stockholders owning at least 10% of the Company's common stock to call a special meeting, the Proposal would violate this doctrine as it would discriminate against Inside Stockholders. For example, a member of

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[4] The discussion of the equal treatment doctrine in *In re Sea-Land Corp.* acknowledges that "in some circumstances Delaware law permits shareholders (as distinguished from shares) to be treated unequally." 642 A.2d at 799 n.10. *See also Applebaum v. Avaya, Inc.*, 805 A.2d 209, 214 (Del. Ch. 2002), *aff'd*, 812 A.2d 880 (Del. 2002) (interpreting Section 155 of the DGCL, which authorizes a corporation to issue fractional shares or provide alternative consideration in lieu of fractional shares, to allow a corporation to issue fractional shares to some stockholders but not others following a reverse stock split and stating that "directors acting consistently with their fiduciary duties may draw distinctions between groups of stockholders in defining the basic economic terms of transactions (subject to a requirement that all stockholders be treated fairly)"); *Nixon v. Blackwell*, 626 A.2d 1366, 1376 (Del. 1993) (discussing board approval of an employee stock option plan and key man life insurance program which together had the effect of benefiting certain stockholders but not others and stating that "stockholders need not always be treated equally for all purposes" as long as such treatment is fair).

The cases cited for this proposition, other than *Providence & Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977), which is discussed at length in this opinion below, are concerned with a board of directors engaging in a business strategy or transaction that effects certain stockholders differently than others. *E.g., Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 956 (Del. 1985) (discriminatory self tender offer); *Revlon, Inc. v. MacAndrews & Forbes Holdings*, 506 A.2d 173, 180-81 (Del. 1986) (adoption of a stockholder rights plan); *see also Cheff v. Mathes*, 199 A.2d 548, 554-56 (Del. 1964) (selective stock repurchase); *Fisher v. Moltz*, 1979 WL 2713 (Del. Ch. Dec. 28, 1979) (same). Stated another way, these cases stand for the proposition that "there are occasions where *boards of directors are permitted to treat different groups of stockholders differently*, as long as it is in accordance with their fiduciary duties." *Tooley v. AXA Fin., Inc.*, 2005 WL 1252378, at *5 n.18 (Del. Ch. May 13, 2005) (emphasis added). However, these cases do not stand for the proposition that a corporation's governing documents may discriminate among holders of the same class of stock in a matter of fundamental corporate governance.

management who may want to join with other stockholders in calling a special meeting would find that his or her stock does not count toward the calculation of the requisite 10% of outstanding common stock. This would create a discriminatory distinction between shares owned by Inside Stockholders and other shares.

The most common application of the equal treatment doctrine in the caselaw relates to dividends, requiring that all holders of identical shares receive the same dividends when dividends are declared and paid. Thus, in *Telvest, Inc. v. Olson*, 1979 WL 1759 (Del. Ch. Mar. 8, 1979), the Delaware Court of Chancery enjoined the distribution of a stock dividend because, *inter alia*, the dividend would not be issued on a pro rata basis. The proposed dividend in that case was of preferred shares that carried special voting rights on certain transactions. The defendant corporation argued that the fact that the dividend would be issued on a rounded basis so that the voting rights of certain holders of common stock receiving the dividend would be rounded up involved only a "slight" increase in the voting rights of those stockholders. The Court refused to find that there was any "*de minimis*" exception to the absolute requirement of equal treatment in dividends. *Id.* at *18.

Although there is one well-known exception to the rule of equal treatment, it has never been applied to Section 211(d) or the right to call special meetings.[5] Instead, as is clear from the decision of the Delaware Supreme Court recognizing the exception, the exception derives from the specific language of the statutory section governing voting rights—Section 212(a) of the DGCL.[6] In *Providence & Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977), the Delaware Supreme Court interpreted Section 212(a) of the DGCL to allow a certificate of incorporation to limit the voting power of large stockholders by allowing one vote for the first fifty shares of stock held by a stockholder, but only one vote for every additional twenty shares held by such stockholder and prohibiting any stockholder from voting more than 25% of the corporation's outstanding common stock. The Court in *Providence & Worcester Co.* relied

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[5] A right to "call" a special meeting conferred pursuant to Section 211(d) is not a right to vote on whether a special meeting should be convened. *Cf. Matulich v. Aegis Comm'ns Group, Inc.*, 2007 WL 1662667, at *6 (Del. Ch. May 31, 2007) (observing that the DGCL "specifically contemplates that a shareholder may be granted multiple methods by which they may express an opinion" and distinguishing a consent right granted in a certificate of incorporation from a voting right).

[6] Unlike Section 211(d), Section 212(a) expressly renders equal treatment a default, subject to variance in a corporation's certificate of incorporation. *Compare* 8 *Del. C.* § 212(a) ("Unless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder.") *with* 8 *Del. C.* § 211(d) ("Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.").

heavily on the precise language and statutory history of Section 212(a) in declining to declare such a charter provision void. *See also Matadich*, 2007 WL 1662667, at *4 ("[W]hen a Court interprets a statute, it seeks to ascertain and give effect to the intent of the legislature.") (citations and internal quotations omitted). Importantly, the Court found that the predecessor statute to Section 212(a) had permitted differential voting rights; that this rule was subsequently changed to require uniformity; and that a final change required uniformity as the default rule unless, as expressly stated in Section 212(a), "otherwise permitted in the certificate of incorporation." The Court also found that "voting restrictions" such as those in the Providence and Worcester charter were familiar to the legislature at the time it added the phrase "unless otherwise provided in the certificate of incorporation" to the statute. In short, the entire analysis was driven by the specific history, language and context of, and the specific amendments to, the voting rights statute (Section 212(a)).

By contrast, there is no such statutory or historic support for an interpretation of the special meeting statute, Section 211(d), that would permit discrimination among stockholders. Prior to wholesale revisions to the DGCL in 1967, Section 211(d) had "no counterpart" in the Delaware corporations statute. 1 EDWARD P. WELCH, FOLK ON THE DELAWARE GENERAL CORPORATION LAW § 211.8 (5th ed. 2008). Commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute (which was ultimately adopted and codified in Section 211(d)) should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Ernest L. Folk, III, *The Delaware Corporation Law: A Study of the Statute with Recommended Revisions* 112 (1964). This commentary illustrates the drafters' intent with respect to the "person or persons" that may be conferred with the power to call a special meeting. Such intent is in conformity with pre-1967 caselaw regarding the right to call a special meeting and does not illustrate any intent to create an exception to the fundamental doctrine of equal treatment. *E.g.*, *Richman v. DeVal Aerodynamics, Inc.*, 183 A.2d 569 (Del. Ch. 1962) (bylaw provision authorizing president or holders of a majority of the corporation's stock to call special meeting); *Campbell v. Loew's Inc.*, 134 A.2d 852 (Del. Ch. 1957) (bylaw provision authorizing president to call special meeting); *Moon v. Moon Motor Car Co.*, 151 A. 298 (Del. Ch. 1930) (bylaw provision authorizing president or holders of a majority of the corporation's stock to call special meeting).

Moreover, we believe that judicial interpretation of two other sections of the DGCL, both relating to dividends, is more analogous to the present situation than the unique analysis in *Providence & Worcester Co.* As stated above, the most common application of the equal treatment doctrine relates to dividends. The DGCL provisions relating to dividends, like Section 212(a), are enabling—allowing a certificate of incorporation to govern the declaration of dividends. *See* 8 *Del. C.* § 151(c) ("The holders of preferred or special stock of any class or of any series thereof shall be entitled to receive dividends at such rates, on such conditions and at such times *as shall be stated in the certificate of incorporation* . . . .") (emphasis added); *id.* § 170(a) ("The directors of every corporation, *subject to any restrictions contained in its certificate*

of incorporation, may declare and pay dividends upon the shares of its capital stock . . . . ") (emphasis added). However, it is clear that, notwithstanding the ability to address the payment of dividends in a certificate of incorporation, the doctrine of equal treatment with respect to dividends may only be abrogated by unanimous consent of the stockholders. *See In re Reading Co.*, 711 F.2d 509, 519 (3d Cir. 1983) ("While, ordinarily, dividends must be apportioned among the stockholders pro rata to their several holdings, 'it cannot be doubted that the stockholders may, *by unanimous consent*, adopt and become bound to a different mode of division.'") (emphasis added and citation omitted). It is our opinion that, similar to the right to receive a dividend, absent unanimous consent of the stockholders, once the right to call a special meeting is granted to stockholders, all holders of the same class of stock must be treated equally with respect to that right.[7]

B. The Directors' Right to Call Special Meetings Cannot Be Limited.

1. <u>The Board Of Directors Has An Unqualified Statutory Right To Call Special Meetings.</u>

Section 211(d) of the DGCL expressly grants to the board of directors of a Delaware corporation the power to call special meetings of stockholders:

> *Special meetings of the stockholders may be called by the board of directors* or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws."

8 *Del. C.* § 211(d) (emphasis added). This statute invests the board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a

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[7] We also recognize that Section 211(d) allows the right to call special meetings to be conferred upon "such person or persons" as may be authorized by the bylaws. In our opinion, the use of the term "person or persons" in Section 211(d) does not create an exception to the fundamental doctrine of equal treatment. *First*, as discussed above, the legislative history of Section 211(d) does not illustrate any intent to create an exception to the doctrine of equal treatment. *Second*, we believe that the use of the term "person or persons" in Section 211(d), when used with respect to stockholders, is similar to the use of the term "shares of its capital stock" in the DGCL provision authorizing the declaration and payment of dividends. *See* 8 *Del. C.* § 170(a) ("The directors of every corporation . . . may declare and pay dividends upon the *shares of its capital stock* . . . . ") (emphasis added). The use of the subject "shares of its capital stock" in Section 170 has not been interpreted to abrogate the doctrine of equal treatment on the basis of that subject, and we believe that the use of the term "person or persons" in Section 211(d), when used with respect to stockholders, would be treated similarly. *Cf. Telvest, Inc.*, 1979 WL 1759.

corporation's bylaws or certificate of incorporation.[8] No other provision of the DGCL authorizes any limitations on or modifications to the board's power to call a special meeting pursuant to Section 211(d).

As stated above, a corporation's bylaws "may contain any provision, not inconsistent with law," 8 *Del. C.* § 109(b), and a corporation's certificate of incorporation may not be "contrary to the laws of this State," *id.* § 102(b)(1). Insofar as the Proposal would require that any "exception or exclusion condition" applied to stockholders also be applied to the Board, such that the 10% stock ownership condition mandated by the first sentence of the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.[9]

Such an attempt to limit the Board's unqualified statutory power to call a special meeting would also be inconsistent with other provisions of the DGCL. Delaware law provides that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors." 8 *Del. C.* 141(a). Indeed, the DGCL provides that the board of directors has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent stockholder approval. Limiting a board's power to call special meetings would impinge upon that exclusive authority. For example, to effect certain mergers or amendments to a corporation's certificate of incorporation, a board must first approve such action, and then submit the action to stockholders for approval. *See* 8 *Del. C.* §§ 251, 242. In exercising its fiduciary duties in approving a merger agreement or charter amendment, a board may determine that its fiduciary duties require it to call a special meeting to present the matter to stockholders for consideration. *See Mercier v. Inter-Tel (Del.), Inc.*, 929 A.2d 786, 817-19 (Del. Ch. 2007) (noting how the board's fiduciary duties were implicated when it decided to

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[8] As stated above, the bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

[9] Although one need look only to the express terms of Section 211(d) to determine that the Proposal would be invalid, we note that the legislative history of Section 211(d) further supports our opinion. As stated above, commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Folk, *supra* at 112. This commentary illustrates the drafters' recognition that the power of the board of directors—as opposed to other persons—to call a special meeting is inviolate.

reschedule a special meeting for the approval of a merger that the board believed to be in the best interests of the stockholders); *Perlegos v. Atmel Corp.*, 2007 WL 475453, at *25 (Del. Ch. Feb. 8, 2007) (discussing fiduciary duties concomitant with the call and cancellation of a special meeting). Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing a board's ability to fulfill its fiduciary duties in jeopardy—a result that the law will not permit.

2. There Are Certain Matters For Which Stockholders May Not Call Meetings.

As noted above, Delaware law provides that there are certain matters for which only directors may call special meetings. For example, only the board may call a meeting for the purpose of approving a merger agreement, because the board must approve a merger agreement before it is submitted to stockholders. *See Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306 at *7 (Del. Ch. Nov. 27, 2001) (finding a merger to be "void *ab initio*" because its approval did not follow this proper sequence). By the same token, an amendment to the certificate of incorporation must be recommended by the board initially and then presented to the stockholders for approval. *See AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment."). Accordingly, there is implicit in the DGCL an exception that is permitted—in fact required—by law that applies to prohibit stockholders from calling meetings for certain purposes.[10] Because, under this interpretation of the Proposal, this exception would also have to apply to the Board, the Proposal, literally read, would make it impossible for the Board to initiate an amendment to the certificate of incorporation or a merger other than at the time of the Company's annual meeting. Such a fundamental stripping of the board's power would violate Delaware law. *See, e.g., Jones Apparel Group, Inc.*, 883 A.2d at 851-52 (suggesting that a certificate of incorporation may not contain restrictions on board power dealing with mergers or charter amendments).

In sum, insofar as the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock, implementation of the Proposal would violate Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such as charter amendments and

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[10] The reference in the second sentence of the Proposal to "the fullest extent permitted by state law" does not save the Proposal. On its face, such language addresses the extent to which the requested amendments to the bylaws and "each appropriate governing document" may require exception or exclusion conditions under state law to apply to the stockholders.

mergers. Thus, by seeking to make the power of the Board and the power of stockholders to call special meetings equivalent, the Proposal would place restrictions on the fundamental power vested in the Board by Delaware law. As a result, the implementation of the Proposal would violate Delaware law.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

V. Conclusion.

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

2632169

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